Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
Aspect Medical Systems International B.V.	The Netherlands
Aspect Medical Systems UK Limited	United Kingdom
Aspect Medical Systems France	France
Aspect Medical Systems Deutschland GmbH	Germany